ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-179981

Registration No. 333-179981-10

March 8, 2012

Pricing Term Sheet

EV Energy Partners, L.P.

EV Energy Finance Corp.

March 8, 2012

Terms Applicable to the 8.0% Senior Notes due 2019

Issuer:	EV Energy Partners, L.P.

Co-Issuer:	EV Energy Finance Corp.

Principal Amount:	$200,000,000

Gross Proceeds:	$206,000,000

Net Proceeds to Issuer (before expenses):	$202,500,000

Title of Securities:	8.000% Senior Notes due 2019 (the “Notes”)

Final Maturity Date:	April 15, 2019

Issue Price:	103.000%, plus accrued interest, if any, from October 15, 2011

Coupon:	8.000%

Yield to Worst:	7.281%

Spread to Benchmark Treasury:	+641bps

Benchmark Treasury:	UST 0.875% due February 28, 2017

Interest Payment Dates:	April 15 and October 15, beginning on April 15, 2012

Record Dates:	April 1 and October 1

Optional Redemption:	On and after April 15, 2015, in whole or in part, at the prices set forth below (expressed as percentages of the principal amount), plus accrued and unpaid interest, if any, to the date of redemption, beginning on April 15 of the years set forth below:

Date	Price
2015	104.000%
2016	102.000%
2017 and thereafter	100.000%

Make-whole call at T + 50 bps until April 15, 2015.

Optional Redemption with Equity Proceeds:	In addition, prior to April 15, 2014, up to 35% at a redemption price equal to 108.000% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of redemption.

Change of Control:	Putable at 101% of principal, plus accrued and unpaid interest to the date of purchase.

Underwriters:	Joint Book-Running Managers:

J.P. Morgan Securities LLC

RBC Capital Markets, LLC

Wells Fargo Securities, LLC

Citigroup Global Markets Inc

Co-Managers:

Credit Suisse Securities (USA) LLC

Comerica Securities, Inc.

Credit Agricole Securities (USA) Inc.

ING Financial Markets LLC

Mitsubishi UFJ Securities (USA), Inc.

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

Trade Date:	March 8, 2012

Settlement Date:	T+3 on March 13, 2012

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Distribution:	SEC Registered

CUSIP and ISIN:	CUSIP: 26926XAB9 ISIN: US26926XAB91

The issuers have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at (866) 803-9204.

Additional Information

Offering Size

The Company has increased the offering of the Notes from $100.0 million aggregate principal amount to $200.0 million aggregate principal amount. Corresponding changes will be made wherever applicable to the Preliminary Prospectus Supplement, including as discussed below.

Pro Forma Ratio of Earnings to Fixed Charges

The following disclosure is hereby added as the last paragraph of “Ratios of Earnings to Fixed Charges” on page S-22:

For the year ended December 31, 2011, our ratio of earnings to fixed charges, on an as adjusted basis to give effect to this offering, would have been 3.50.

Use of Proceeds

The following disclosure under “Use of Proceeds” on page S-23 and each other location where it appears in the preliminary prospectus supplement is amended to read as follows:

We expect to receive net proceeds of approximately $202.0 million from this offering, after deducting underwriters’ discounts and estimated offering expenses payable by us. We intend to use the net proceeds of this offering to repay borrowings outstanding under our senior secured credit facility.

Capitalization

The following numbers in the As further adjusted column under “Capitalization” on page S-24 and each other location where they appear in the preliminary prospectus supplement are amended to read as follows:

December 31, 2011 As further adjusted
Cash and cash equivalents	$30,312

Long-term debt:
Senior secured credit facility	$189,804
Outstanding 8% senior notes due 2019	$500,000
Total long-term debt, net	$689,804
Total owners’ equity	$1,188,235
Total capitalization	$1,878,039